Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)

Condensed Consolidated Interim Financial Statements
(Unaudited – all amounts in thousands of United States Dollars unless otherwise noted)
For the three and six months ended February 29, 2016

Filed: April 12, 2016

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Financial Position
(Unaudited – in thousands of United States Dollars)

		Restated
		(see Note 2)
	February 29,	August 31,
	2016	2015

ASSETS
Current
Cash and cash equivalents	$48,248	$39,082
Amounts receivable (Note 3)	5,665	10,056
Prepaid expenses	337	346
Total current assets	54,250	49,484

Deferred financing fees (Note 6)	-	2,663
Performance bonds	4,330	4,389
Exploration and evaluation assets (Note 5)	19,845	24,629
Property, plant and equipment (Note 4)	403,839	417,177
Total assets	$482,264	$498,342

LIABILITIES
Current
Accounts payable and other liabilities	$5,054	$16,370
Loan Payable (Note 6)	6,667	-
Total current liabilities	11,721	16,370

Loans Payable (Note 6)	70,095	-
Deferred income taxes	5,120	6,317
Asset retirement obligation	2,007	2,309
Total liabilities	88,943	24,996

SHAREHOLDERS’ EQUITY
Share capital (Note 7)	683,346	681,762
Contributed surplus	23,853	23,646
Accumulated other comprehensive loss	(258,965)	(185,872)
Deficit	(107,099)	(104,570)
Total shareholders’ equity attributable to shareholders of Platinum Group Metals Ltd.	341,135	414,966

Non-controlling interest (Notes 4 & 5)	52,186	58,380
Total shareholders’ equity	393,321	473,346
Total liabilities and shareholders’ equity	$482,264	$498,342

CONTINGENCIES AND COMMITMENTS (NOTE 9)

Approved by the Board of Directors and authorized for issue on April 12, 2016

“Iain McLean”	“Eric Carlson”
Iain McLean, Director	Eric Carlson, Director

The accompanying notes are an integral part of the condensed consolidated interim financial statements.	2

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income
(Loss)
(Unaudited – in thousands of United States Dollars)

	Three months ended			Six months ended
	February 29,		February 28,	February 29,	February 28,
	2016		2015	2016	2015
			(restated see		(restated see
			Note 2)		Note 2)

EXPENSES
General and administrative	$1,635		$2,526	$3,029	$4,146
Foreign exchange (gain) loss	327		(6,971)	(72)	(7,631)
Stock compensation expense	88		1,195	88	1,204
Termination and finance fees (Note 6)	-		-	-	1,719
Write-down of deferred financing fees (Note 6)	-		190	-	3,626
	(2,050)		3,060	(3,045)	(3,064)

Net finance income	240		856	523	1,944
Income (Loss) for the period	(1,810)		3,916	(2,522)	(1,120)

Items that may be subsequently reclassified to net loss:
Currency translation adjustment	(38,383)		(27,382)	(79,294)	(47,901)

Comprehensive income (loss) for the period	(40,193)		(23,466)	(81,816)	(49,021)

Income (Loss) attributable to:
Shareholders of Platinum Group Metals Ltd.	(1,895)		4,835	(2,529)	(270)
Non-controlling interests	85		(919)	7	(850)
	$(1,810	) $	3,916	$(2,522)	$(1,120)

Comprehensive income (loss) attributable to:
Shareholders of Platinum Group Metals Ltd.	(37,082)		(20,244)	(75,625)	(44,256)
Non-controlling interests	(3,111)		(3,222)	(6,191)	(4,765)
	$(40,193	) $	(23,466)	$(81,816)	$(49,021)

Basic and diluted income (loss) per common share	$(0.02	) $	0.07	$(0.03)	$(0.00)

Weighted average number of common shares outstanding:
Basic and diluted	77,591,471		69,250,353	77,281,193	62,151,816

See accompanying notes to the consolidated financial statements	3

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited – inDollars )thousands of United States

	# of	Share	Contributed	Accumulated	Deficit	Attributable to	Non-	Total
	Common	Capital	Surplus	Other		Shareholders	Controlling
	Shares			Comprehensive		of the Parent	Interest
				Income (loss)		Company
Balance, August 31, 2014	55,131,284	$573,800	$21,506	$(93,055)	$(109,791)	$392,460	$75,157	$467,617
Stock based compensation	-	-	2,140	-	-	2,140	-	2,140
Share issuance – financing	21,480,000	113,844	-	-	-	113,844	-	113,844
Share issuance costs	-	(7,335)	-	-	-	(7,335)	-	(7,335)
Shares issued for loan facility (Note 6)	283,019	1,502	-	-	-	1,502	-	1,502
Transactions with non-controlling interest (Note 4)	-	-	-	(2,476)	8,844	6,368	(6,368)	-
Foreign currency translation	-	-	-	(43,986)	-	(43,986)	(3,915)	(47,901)
Net (loss) income for the period	-	-	-	-	(270)	(270)	(850)	(1,120)
Balance February 28, 2015	76,894,303	$681,811	$23,646	$(139,517)	$(101,217)	$464,723	$64,024	$528,747
Share issuance costs	-	(49)	-	-	-	(49)	-	(49)
Transactions with non-controlling interest (Note 4)	-	-	-	397	(484)	(87)	87	-
Foreign currency translation adjustment	-	-	-	(46,752)	-	(46,752)	(5,748)	(52,500)
Net loss for the period	-	-	-	-	(2,869)	(2,869)	17	(2,852)
Balance, August 31, 2015	76,894,303	$681,762	$23,646	$(185,872)	$(104,570)	$414,966	$58,380	$473,346
Stock based compensation	-	-	207	-	-	207	-	207
Shares issued for loan facility (Note 6)	697,168	1,584	-	-	-	1,584	-	1,584
Transactions with non-controlling interest (Note 4)	-	-	-	3	-	3	(3)	-
Foreign currency translation adjustment	-	-	-	(73,096)	-	(73,096)	(6,198)	(79,294)
Net loss for the period	-	-	-	-	(2,529)	(2,529)	7	(2,522)
Balance, February 29, 2016	77,591,471	$683,346	$23,853	$(258,965)	$(107,099)	$341,135	$52,186	$393,321

See accompanying notes to the consolidated financial statements	4

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited – in thousands of United States Dollars)

	For the six months ended
		Restated See
		Note 2
	February 29,	February 28,
	2016	2015

OPERATING ACTIVITIES
Loss for the period	$(2,522)	$(1,119)

Add items not affecting cash:
Depreciation	246	219
Unrealized Foreign exchange gain	505	(4,571)
Write-down of deferred finance fees	-	3,626
Stock compensation expense	88	1,205
Net change in non-cash working capital (Note 10)	749	(2,385)
	(934)	(3,025)

FINANCING ACTIVITIES
Share issuance	-	113,844
Share issuance costs	-	(7,335)
Interest paid on debt	(1,069)	-
Cash proceeds from debt	80,000	-
Costs associated with the debt (Note 6)	(1,144)	(407)
	77,787	106,102

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(60,747)	(78,573)
Exploration expenditures, net of recoveries	-	(7,919)
South African VAT	4,025	6,373
Performance bonds	(661)	(333)
	(57,383)	(80,452)

Net (decrease) increase in cash and cash equivalents	19,470	22,625
Effect of foreign exchange on cash and cash equivalents	(10,304)	(6,037)
Cash and cash equivalents, beginning of period	39,082	99,465

Cash and cash equivalents, end of period	$48,248	$116,053

See accompanying notes to the consolidated financial statements	5

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the six months ended February 29, 2016
(In thousands of United States Dollars unless otherwise noted)

1.	NATURE OF OPERATIONS

Platinum Group Metals Ltd. (the “Company”) is a British Columbia, Canada, company formed by amalgamation on February 18, 2002. The Company’s shares are publicly listed on the Toronto Stock Exchange in Canada and the NYSE MKT LLC in the United States. The Company’s address is Suite 788-550 Burrard Street, Vancouver, British Columbia, V6C 2B5.

The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreements in the Republic of South Africa. The Company is currently developing the Maseve platinum and palladium mine (the “Maseve Mine”), also known as Project 1 (“Project 1”) of the former Western Bushveld Joint Venture (“WBJV”), and located on the Western Limb of the Bushveld Complex in South Africa. The Maseve Mine is owned through the operating company Maseve Investments 11 (Pty.) Ltd. (“Maseve”), in which the Company held an 82.9% working interest as of February 29, 2016 and the Company’s Black Economic Empowerment (“BEE”) partner, Africa Wide Mineral Prospecting and Exploration (Pty) Ltd. (“Africa Wide”), a wholly owned subsidiary of Wesizwe Platinum Ltd., owned 17.1% . A formal mining right was granted for the Maseve Mine on April 4, 2012 by the Government of South Africa (the “Mining Right”).

Project 1 is fully constructed and the mill was commissioned in February and March of 2016. Project 1 is now in the initial ramp up phase of production. First concentrate was produced in February, 2016 with commercial production expected late in calendar 2016. Initial monthly revenue from concentrate sales before commercial production will be treated as a reduction in project capital cost.

On May 26, 2015, the Company announced an agreement whereby the Waterberg JV property and Waterberg Extension property, both located on the Northern Limb of the Bushveld Complex in South Africa, are to be consolidated. See details at Note 5 below. The Company is advancing the consolidated Waterberg Project, with drilling and engineering work presently underway as part of a pre-feasibility study.

These financial statements include the accounts of the Company and its subsidiaries. The Company’s subsidiaries are as follows:

			Proportion of ownership interest
		Place of	and voting power held
		incorporation	February 29,	August 31,
Name of subsidiary	Principal activity	and operation	2016	2015

Platinum Group Metals (RSA) (Pty) Ltd.[1]	Exploration	South Africa	100%	100%
Maseve Investments 11 (Pty) Ltd[2]	Mining	South Africa	82.9%	82.9%
Platinum Group Metals (Barbados) Ltd.	Holding company	Barbados	100%	100%
Mnombo Wethu Consultants (Pty) Limited.	Exploration	South Africa	49.9%	49.9%[3]

1Waterberg Project held here until approval to transfer rights to JV Company is received (see Note 5 below)
2See Note 4 “Ownership of Maseve Mine”.
3The Company controls Mnombo Wethu Consultants (Pty) Limited (“Mnombo”) for accounting purposes.

Share Consolidation

On January 26, 2016 the Company announced a consolidation of its common shares and options on the basis of one new share or option for ten old shares or options (1:10). The Company’s consolidated common shares began trading on the Toronto Stock Exchange and NYSE MKT on January 28, 2016. The consolidation was undertaken to meet the minimum share price requirements of the NYSE MKT. All information relating to basic and diluted loss per share, issued and outstanding common shares and share purchase options in these condensed consolidated financial statements have been adjusted retrospectively to reflect the share consolidation.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the six months ended February 29, 2016
(In thousands of United States Dollars unless otherwise noted)

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting and have been prepared under the historical cost basis except for the revaluation of certain financial instruments, which are stated at their fair value.

These interim consolidated financial statements follow the same accounting principles as those outlined in the notes to the annual audited consolidated financial statements for the year ended August 31, 2015. These interim consolidated financial statements are unaudited and condensed and do not include all the information and note disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended August 31, 2015. The consolidated financial statements are presented in United States Dollars and the Company has used United States Dollars as its presentation currency since September 1, 2015.

Liquidity
The Company reported a net loss of $2.5 million for the six months ended February 29, 2016 (six months ended February 28, 2015 – net loss of $1.1 million) and as at February 29, 2016 had working capital of $42.6 million (August 31, 2015 - $33.1) . At February 29, 2016 the Company was indebted for a principal amount of $80 million pursuant to the Sprott Facility and the LMM Facility (both as defined below) to fund the development, construction and start-up working capital needs of its Maseve Mine .

The Company currently has limited financial resources and limited operating revenues. The Company’s ability to continue operations in the normal course of business in the foreseeable future is dependent upon, among other things, the Company establishing positive cash flow from production at the Maseve Mine. The Company has experienced delays in the rate of underground development and stoping into key mining areas at the Maseve Mine, which the Company’s engineers and mining personnel are working to mitigate. In addition, current global market prices for the metals to be produced at the Maseve Mine have recently been highly volatile. Unexpected costs, problems, lower metal prices or further delays could severely impact the Company’s production revenue and its ability to produce the tonnage at the Maseve Mine required to maintain positive working capital and meet its production covenants under the Sprott Facility and the LMM Facility (both as defined below). The company is behind on this ounce profile ramp-up at this time and may require a concession from Sprott and Liberty on the timing of the profile by one to two months.

There is uncertainty related to the Company’s ability to secure additional funding. The Company’s ability to continue operations in the normal course of business may depend upon its ability to secure additional funding by methods which could include, debt refinancing, equity financing, forward sale agreements, sale of assets and strategic partnerships. However, management believes the Company will be able to secure further financing if deemed necessary.

Change in Presentation Currency
Effective September 1, 2015 the Company changed its presentation currency from the Canadian Dollar (“CAD”) to the United States Dollar (“USD”). The change in presentation currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in the mining industry. The USD is also the currency used for quoting prices in the Company’s products. There has been no change to PTM Canada’s functional currency (CAD) or its subsidiaries functional currencies (Rand). In making this change to the USD presentation currency, the Company followed the guidance in IAS 21 The Effects of Changes in Foreign Exchange Rates and have applied the change retrospectively as if the new presentation currency had always been the Company’s presentation currency. In accordance with IAS 21, the financial statements for all years and periods presented have been translated to the new USD presentation currency as follows:

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the six months ended February 29, 2016
(In thousands of United States Dollars unless otherwise noted)

•	All assets and liabilities have been translated from their functional currency into the new USD presentation currency using the closing current exchange rate at the date of each balance sheet;
•	Income and expenses for each statement of comprehensive loss presented have been retranslated at average exchange rates prevailing during each reporting period;
•	Equity balances have been retrospectively translated at historical rates prevailing during the period incurred; and
•	All resulting exchange differences have been recognized in other comprehensive income and accumulated as a separate component of equity (cumulative translation adjustment).

A number of new standards, amendments to standards and interpretations applicable to the Company are not yet effective for the current accounting period and have not been applied in preparing these consolidated financial statements. These include:

(i)	IFRS 15 Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers, which will replace IAS 18, Revenue, is effective for fiscal years ending on or after December 31, 2018 and is available for early adoption. The standard contains a single model that applies to contracts with customers. Revenue is recognized as control is passed to the customer, either at a point in time or over time. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company is still in the process of assessing the impact, if any, on the financial statements of this new standard.

(ii)	IFRS 9, Financial Instruments

In July 2014, the IASB issued IFRS 9, Financial Instruments, which addresses classification and measurement of financial assets and replaces the multiple category and measurement models for debt instruments in IAS 39, Financial Instruments: Recognition and Measurement. Debt instruments will be measured with a new mixed measurement model having only two categories: amortized cost and fair value through profit and loss. The new standard also addresses financial liabilities which largely carries forward existing requirements in IAS 39, with the exception of fair value changes to credit risk for liabilities designated at fair value through profit and loss which are generally to be recorded in other comprehensive income. In addition, the new standard introduces a new hedge accounting model more closely aligned with risk management activities undertaken by entities. The new standard is effective for annual periods beginning on or after January 1, 2018, with an early adoption permitted. The Company is still in the process of assessing the impact, if any, on the financial statements of the new standard.

The Company is currently considering the possible effect of the new and revised standards which will be effective to the Company’s consolidated financial statements in the future.

In addition to the accounting principles disclosed in the annual financial statements for August 31, 2015, the following accounting policies and principals have been applicable since September 1, 2015:

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset. Other borrowing costs not directly attributable to a qualifying asset are expensed in the period incurred.

Additional areas of significant judgement or estimate applicable since September 1, 2015 include:

The achievement of commercial production. Once a mine reaches the operating levels intended by management, depreciation of capitalized costs begins. Significant judgement is required to determine when certain of the Company’s assets reach this level; management must consider several factors including: completion of a reasonable period of commissioning; consistent operating results are being achieved at a pre-determined level of design capacity and indications exist that this level will continue; mineral recoveries are at or near expected production level; and the transfer of operations from development personnel to operational personnel has been completed.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the six months ended February 29, 2016
(In thousands of United States Dollars unless otherwise noted)

The accounting for the production payment liability relating to the LMM Facility which is an area of judgement or estimate. (See note 6 for further details).

Exchange Rates

The following exchange rates were used when preparing these consolidated interim financial statements:

Rand/USD
Period-end rate	15.7732 (February 2015: 11.6852)
6 month period average rate	14.6628 (February 2015: 11.2959)

CAD/USD
Period-end rate	1.3531 (February 2015: 1.2503)
6 month period average rate	1.3203 (February 2015: 1.1578)

3.	AMOUNTS RECEIVABLE

	February 29, 2016	August 31, 2015
South African Value Added Tax	$2,214	$6,218
Due from JOGMEC[1]	1,157	816
Tax Receivable[2]	1,014	1,154
Revenue Receivable	806	-
Other receivables	263	1,648
Due from related parties (Note 8)	180	189
Canadian sales tax	31	31
	$5,665	$10,056

1An amount of $1.2 million is owed from JOGMEC against expenditures made on the Waterberg Projects post March 31, 2015. See Note 5.
2$200 (August 31, 2015 - $180) due from Canada Revenue Agency, $814 ($974 August 31, 2015) due from the South African Revenue Service.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the six months ended February 29, 2016
(In thousands of United States Dollars unless otherwise noted )

4.	PROPERTY, PLANT AND EQUIPMENT

	Development	Construction			Office	Mining
	assets	work-in-progress	Land	Buildings	Equipment	Equipment	Total
COST
Balance, August 31, 2014	$231,692	$79,796	$11,771	$4,621	$1,866	$35,686	$365,432
Additions	77,179	39,278	-	6,912	530	10,667	134,566
Foreign exchange movement	(44,071)	(15,213)	(2,244)	(881)	(261)	(6,749)	(69,419)
Balance, August 31, 2015	264,800	103,861	9,527	10,652	2,135	39,604	430,579
Additions	38,681	16,356	-	-	31	2,645	57,713
Foreign exchange movement	(42,654)	(17,040)	(1,563)	(1,747)	(251)	(6,496)	(69,751)
Balance, February 29, 2016	$260,827	$103,177	$7,964	$8,905	$1,915	$35,754	$418,540

ACCUMULATED DEPRECIATION
Balance, August 31, 2014	$-	$-	$-	$555	$973	$7,421	$8,949
Additions	-	-	-	340	268	5,542	6,150
Foreign exchange movement	-	-	-	(106)	(176)	(1,415)	(1,697)
Balance, August 31, 2015	-	-	-	789	1,065	11,548	13,402
Additions	-	-	-	391	204	2,832	3,427
Foreign exchange movement	-	-	-	(129)	(105)	(1,894)	(2,128)
Balance, February 29, 2016	$-	$-	$-	$1,051	$1,164	$12,486	$14,701

Net book value, August 31, 2015	$264,800	$103,861	$9,527	$9,863	$1,070	$28,056	$417,177

Net book value, February 29, 2016	$260,827	$103,177	$7,964	$7,854	$751	$23,268	$403,839

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the six months ended February 29, 2016
In thousands of United States Dollars unless otherwise noted)

Maseve Mine

The Maseve Mine is located in the Western Bushveld region of South Africa and is currently in development. Costs for the Maseve Mine are classified as development assets and construction in progress in Property, Plant and Equipment. The local name for what was formerly Project 1 of the WBJV is the Maseve Mine based on the holding company named Maseve Investment 11 Pty Ltd that holds the legal right to the mine. As the mine goes into production the accepted local name of the Maseve Mine will be adopted.

i.	Ownership of the Maseve Mine

Under the terms of a consolidation transaction completed on April 22, 2010, the Company acquired a 74% interest in Projects 1 and 3 of the former Western Bushveld Joint Venture through its holdings in Maseve, while the remaining 26% was acquired by Africa Wide.

The Company has consolidated the results of Maseve from the effective date of the reorganization. The portion of Maseve not owned by the Company, calculated at $48,115 at February 29, 2016 ($53,825 – August 31, 2015), is accounted for as a non-controlling interest.

On October 18, 2013, Africa Wide elected not to fund its $21.8 million share of a project budget and cash call unanimously approved by the board of directors of Maseve. On March 3, 2014, Africa Wide elected not to fund its $21.52 million share of a second cash call. As a result of the missed cash calls, Africa Wide’s interest in Maseve was diluted to a 17.1% holding.

All funding provided by Platinum Group Metals (RSA) (Pty) Ltd. (“PTM RSA”) to Maseve for development and construction of the Maseve Mine since the March 3, 2014 second cash call has been, and is planned to be, provided by way of an intercompany loan. At February 29, 2016 Maseve owed PTM RSA approximately R2.544 billion ($161 million). All amounts due to PTM RSA are planned to be repaid by Maseve before any distribution of dividends to shareholders.

Legislation and regulations in South Africa require a 26% equity interest by a BEE entity as a prerequisite to the grant of a Mining Right. Because Africa Wide is the Company’s BEE partner for the Maseve Mine, the Company advised the Department of Mineral Resources (the “DMR”) on October 19, 2013 of Africa Wide’s decision to not fund an approved cash call and the associated dilution implications. No notice of compliance or non-compliance has been received by the Company as at the date of these financial statements. A past sale by PTM RSA of an 18.5% interest in the project that has become the Wesizwe Platinum Mine is a component of the Company’s empowerment profile.

ii.	Valuation

Management is required to make significant judgements concerning the identification of potential impairment indicators. Any properties management deems to be impaired are written down to their estimated net recoverable amount or written off. Due to lower platinum and palladium prices as at August 31, 2015 and the reduced market capitalization of the Company a formal impairment analysis was performed as of August 31, 2015 and should be read in conjunction with these financial statements which included the significant assumptions and inputs used in the impairment models. These indicators of impairment continued to exist at period end. However since August 31, 2015 USD prices for platinum and palladium have seen a modest improvement. A recent weakening of the Rand against the USD has had a positive impact on the impairment model. No impairment to the Company’s core South African properties was deemed necessary at August 31, 2015 or February 29, 2016.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the six months ended February 29, 2016
(In thousands of United States Dollars unless otherwise noted)

5.	EXPLORATION AND EVALUATION ASSETS

Since mid-2015 the Company’s only active exploration project is the Waterberg Project located on the North Limb of the Western Bushveld Complex. The Company continues to hold other immaterial mineral or prospecting rights in South Africa and Canada. Total capitalized exploration and evaluation expenditures for all exploration properties held by the Company are as follows:

Balance, August 31, 2014	$28,154
Additions	10,245
Recoveries	(6,123)
Write-downs[1]	(2,381)
Foreign exchange movement	(5,266)
Balance, August 31, 2015	$24,629
Additions	3,362
Recoveries	(3,362)
Foreign exchange movement	(4,784)

Balance, February 29, 2016	$19,845

1The Company wrote off its Canadian exploration properties in 2015

		February 29, 2016	August 31, 2015
Project 3 – see Note 4		$1,967	$2,353

Waterberg JV	Acquisition costs	18	21
	Exploration and evaluation costs	24,821	27,659
	Recoveries	(16,350)	(14,725)
		8,489	12,955
Waterberg Extension	Acquisition costs	16	19
	Exploration and evaluation costs	9,342	9,297
		9,358	9,316
Other	Acquisition costs	21	25
	Exploration and evaluation costs	643	720
	Recoveries	(633)	(740)
		31	5

Total		$19,845	24,629

Waterberg Project

The Waterberg Project is comprised of the Waterberg JV property, a contiguous granted prospecting right area of approximately 255 km2, and the Waterberg Extension property, an area of granted and applied-for prospecting rights with a combined area of approximately 864 km2, located adjacent and to the north of the Waterberg JV property and both located on the Northern Limb of the Bushveld Complex, approximately 85 km north of the town of Mokopane (formerly Potgietersrus).

PTM RSA holds legal title to the prospecting rights underlying the Waterberg Project with Mnombo identified as the Company’s 26% BEE partner for all. The Company holds the Waterberg Project prospecting permits in trust for the joint venture and subject to the ownership terms and conditions of the JOGMEC Agreement and the 2nd Amendment thereto, as defined below.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the six months ended February 29, 2016
(In thousands of United States Dollars unless otherwise noted)

In October 2009, PTM RSA, the Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Mnombo entered into a joint venture agreement with regard to the Waterberg Project (the “JOGMEC Agreement”). Under the terms of the JOGMEC Agreement, in April 2012, JOGMEC completed a $3.2 million work requirement to earn a 37% interest in the Waterberg JV property, leaving the Company with a 37% interest and Mnombo with a 26% interest. Following JOGMEC’s earn-in, the Company funded Mnombo’s 26% share of costs, totalling $1.12 million, until the earn-in phase of the joint venture ended in May 2012.

On November 7, 2011 the Company entered into an agreement with Mnombo to acquire 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totalling R1.2 million and the Company’s agreement to pay for Mnombo's 26% share of costs on the Waterberg JV property until the completion of a feasibility study.

For accounting purposes, the Company fully consolidates Mnombo. The portion of Mnombo not owned by the Company, calculated at $4,071 at February 29, 2016 ($4,554 – August 31, 2015), is accounted for as a non-controlling interest.

On May 26, 2015, the Company announced a second amendment (the “2nd Amendment”) to the existing JOGMEC Agreement. Under the terms of the 2nd Amendment the Waterberg JV and Waterberg Extension properties, as described below, are to be consolidated and contributed into a newly created operating company named Waterberg JV Resources (Pty) Ltd. (“Waterberg JV Co.”). The Company is to hold 45.65% of Waterberg JV Co. while JOGMEC is to own 28.35% . Mnombo will hold 26%. Through its 49.9% share of Mnombo, the Company will hold an effective 58.62% of Waterberg JV Co., post-closing. Under the 2nd Amendment, JOGMEC has committed to fund $20 million in expenditures over a three year period ending March 31, 2018. An amount of $8 million will be funded by JOGMEC to March 31, 2016, followed by the first $6 million to be spent in each of the following two 12 month periods. Any amount in excess of $6 million to be spent in either of years two or three is to be funded by the JV partners pro-rata to their holdings. Closing of this transaction is subject to Section 11 approval by the DMR for the transfer of title to the Waterberg prospecting rights and other project assets into the new Waterberg JV Co. The Company will continue its current accounting treatment for the Waterberg JV and Waterberg Extension properties until closing. If Section 11 approval for the transfer is not obtained the parties will default to the pre 2nd amendment JV arrangement, with any advances received from JOGMEC to be used to offset its spending commitments on the Waterberg JV property.

Since the JOGMEC earn-in period ended in May 2012, up until March 31, 2015 an additional $34.05 million has been spent on the Waterberg properties. The Company and Mnombo’s combined 63% share of this work totaled $19.4 million up until March 31, 2015, at which time the above mentioned 2nd Amendment came into effect, with the remaining $14.65 million funded by JOGMEC.

To February 29, 2016 approximately $10.9 million has been spent on the Waterberg Extension property. Mnombo’s combined 26% share of this work totalled $2.5 million up until March 31, 2015, at which time the above mentioned 2nd Amendment came into effect. All of this work, including Mnombo’s’ share, was funded by the Company until March 31, 2015 and approximately $2.1 million was funded by JOGMEC post March 31, 2015.

Post March 31, 2015 to February 29, 2016 approximately $8.2 million in work has been spent on the consolidated Waterberg Project, all of which was funded by JOGMEC. Of this amount approximately $3.5 million was completed during the six months ended February 29, 2016.

6.	LOANS PAYABLE

On February 16, 2015 the Company announced it had entered into a credit agreement with a syndicate of lenders (the “Lenders”) led by Sprott Resource Lending Partnership (“Sprott”) for a senior secured loan facility (the “Sprott Facility”) of $40 million. The Sprott Facility was drawn on November 20, 2015.

On November 20, 2015, the Company also drew down $40 million from a loan facility (the “LMM Facility”) pursuant to a credit agreement (the “LMM Credit Agreement”) entered into on November 2, 2015 with its largest shareholder, Liberty Metals & Mining Holdings, LLC (“LMM”), a subsidiary of Boston based Liberty Mutual Insurance. Pursuant to the LMM Credit Agreement the Company entered into a life of mine Production Payment Agreement (“PPA”) with LMM.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the six months ended February 29, 2016
(In thousands of United States Dollars unless otherwise noted)

In total the Company borrowed $80 million by way of the Sprott Facility and the LMM facility, which are reconciled to the February 29, 2016 balance sheet as follows:

Sprott Facility drawn down	$40,000
Value of shares issued	(2,300)
Costs Incurred to Issue Shares	84
Standby Fees	(1,244)
Structuring Fee	(100)
Legal and Other Fees	(492)
Interest paid on loan balance	(1,069)
Interest recognized	1,631
Carrying value - Sprott Facility	$36,510

LMM Facility drawn down	$40,000
Value of shares issued	(800)
Legal and Other Fees	(574)
Interest accrued on loan balance	1,212
Interest recognized	414
Carrying value - LMM Facility	$40,252

LMM Production Payment Liability[1]	$11,272
LMM Loan Facility	28,980
Total LMM Facility	$40,252

Carrying value - Loans Payable	$76,762
[1] Production Payment to be amortized separately once production commences. See Liberty Facility below for further details.

Short term loans payable	$6,667
Long term loans payable	70,095
Carrying value - Loans Payable	$76,762

Note that principal payable in the next twelve months on the Sprott Facility in the amount of $6,667 has been classified as a current loan payable.

Both loans are carried at amortized cost with the Sprott Facility having an effective interest rate of 17% while the Liberty Facility has an effective interest rate of 23%. The Liberty Facility has a higher effective interest rate due to the Production Payment being segregated and amortized separately, (see below description for further details).

Sprott Facility

Pursuant to the terms of the Sprott facility, the Company has made certain additional payments to the Lenders, including (a) a bonus payment made in February 2015 concurrently with execution and delivery of the credit agreement in the amount of $1,500, being 3.75% of the principal amount of the Sprott Facility, paid by issuance of 283,019 common shares of the Company; (b) a draw down payment to the Lenders equal to 2% of the amount being drawn down under the Sprott Facility, or $800 which was paid by issuance of 348,584 common shares of the Company on November 20, 2015; (c) a structuring fee comprised of a cash payment in the amount of $100, paid concurrently with the execution and delivery of the term sheet for the Sprott Facility; and (d) a standby fee paid in cash equal to 4% per annum of the un-advanced principal amount of the Sprott Facility paid in monthly instalments until draw down on November 20, 2015 totalling $1,244. The Sprott Facility matures on December 31, 2017 with the repayment of principal due in monthly instalments during calendar 2017.

Upon drawdown all deferred fees of $4.0 million ($1.8 million in cash) were netted against gross proceeds and will be recognized over the term of the agreement on an effective interest rate basis with $1,631 recognized in the current period with $1,069 in interest paid. The Company classified $6,667 as the current portion representing principal payments due to Sprott over the next 12 months. The Company will be required to comply with certain covenants now that production has commenced.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the six months ended February 29, 2016
(In thousands of United States Dollars unless otherwise noted)

The Sprott Facility is in the first lien position on (i) the shares of PTM (RSA) held by PTM and (ii) all current and future assets of PTM. Interest on the Sprott Facility is compounded and payable monthly at a nominal interest rate of LIBOR plus 8.50% .

Liberty Facility

Pursuant to the terms of the LMM Credit Agreement, the Company paid a draw down fee of $800 to LMM, being 2% of the amount being drawn down under the LMM Facility, paid in 348,584 common shares of the Company.

The nominal interest rate on the LMM Facility is 9.5% over LIBOR. Interest payments on the LMM Facility will be accrued and capitalized until December 31, 2016, and then paid to LMM quarterly thereafter. The first 20% of principal is to be repaid on December 31, 2018 and then in tranches of 10% of the principal at the end of each calendar quarter beginning on March 31, 2019 and for each of the next 7 quarters of the LMM Facility.

Under the PPA, the Company agreed to pay to LMM a production payment of 1.5% of net proceeds received on concentrate sales or other minerals from the Maseve Mine (the “Production Payment”). The Company has the right, but not the obligation, to buy back 1% of the 1.5% Production Payment for $17.5 million until January 1, 2019 and then for $20 million until December 31, 2021. The initial fair value of the production payment liability has been valued at $11.2 million using Level 3 valuation assumptions and bifurcated from the LMM Facility’s loan payable and will be amortized over the expected life of mine as production payments are made. The key valuation assumptions for the production payment valuation are production profile, discount rate and timing of cash flows.

If the Company exercises its right to buy back a portion of the Production Payment, then the LMM Facility payback will be deferred, with 10% of the principal and capitalized interest to be repaid on each of September 30, 2019 and December 31, 2019, followed by 20% of principal and capitalized interest to be repaid on each of March 31, 2020, June 30, 2020, September 30, 2020 and December 31, 2020.

LMM holds the second lien position on (i) the shares of PTM (RSA) held by PTM and (ii) all current and future assets of PTM. The PPA is secured with the second lien position of the LMM Facility until it is repaid. The PPA will be acknowledged in any subsequent debt arrangement of the Company. The Company has a right to refinance the Sprott Facility or the LMM Facility, subject to certain rights granted to LMM under the PPA. The Company will be required to comply with certain covenants once first production commences.

A reconciliation of the $40 million drawdown to the amount outstanding on the balance sheet is provided above.

Both the Sprott Facility and the LMM Facility have a production covenant based on ounce production pursuant to the Maseve Mine’s life of mine plan. The Maseve Mine is currently producing at a rate less than the requirement and production will need to increase in order to make this requirement, or the Company will need to negotiate an accommodation from the Lenders.

7.	SHARE CAPITAL

(a)	Authorized

Unlimited common shares without par value.

(b)	Issued and outstanding

On January 26, 2016 the Company announced that effective January 28, 2016 its common shares would be consolidated on the basis of one new share for ten old shares (1:10). All information regarding the issued and outstanding common shares, options and weighted average number and per share information has been retrospectively restated to reflect the ten to one consolidation.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the six months ended February 29, 2016
(In thousands of United States Dollars unless otherwise noted)

At February 29, 2016, the Company had 77,591,470 shares outstanding.

During the six months ended February 29, 2016, the Company issued 697,168 shares (post consolidation shares) in connection with Sprott and Liberty Facilities (348,584 each).

(c)	Incentive stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) under the terms of its stock option plan with directors, officers, consultants and employees. Under the terms of the Agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant. Stock options granted to certain employees, directors and officers of the Company are subject to vesting provisions, while others vest immediately. All exercise prices are denominated in Canadian Dollars.

The following tables summarize the Company’s outstanding stock options:

			Average
	Number of Shares		Exercise Price
Options outstanding at August 31, 2014	1,974,450	C$	14.80
Granted	943,000		6.50
Cancelled	(85,000)		13.30
Options outstanding at August 31, 2015	2,832,450		12.10
Granted	1,014,675		2.00
Cancelled	(395,200)		15.69
Options outstanding at February 29, 2016	3,451,925	C$	8.59

Number	Number			Average Remaining
Outstanding at	Exercisable at			Contractual Life
February 29, 2016	February 29, 2016		Exercise Price	(Years)
1,001,925	250,481	C$	2.00	4.82
879,000	879,000		6.50	3.97
292,200	292,200		9.60	1.52
10,000	10,000		10.50	2.25
2,500	2,500		12.00	3.55
917,400	917,400		13.00	2.94
7,500	7,500		13.80	0.97
3,500	3,500		14.00	2.05
337,900	337,900		20.50	0.18
3,451,925	2,700,481			3.60

During the six months ended February 29, 2016 the Company granted 1,014,675 stock options (February 28, 2015 943,000). The stock options granted in the current period vest in four equal annual stages commencing on the date of the grant on December 22, 2015. The Company recorded $207 ($88 expensed and $119 capitalized to property, plant and equipment and mineral properties) of compensation expense for the period ended February 29, 2016 (February 28, 2015 - $2,140 ($1,205 expensed and $935 capitalized to property plant and equipment and mineral properties)).

The Company used the Black-Scholes model to determine the grant date fair value of stock options granted. The following assumptions were used in valuing stock options granted during the period ended February 29, 2016 and February 28, 2015:

Period ended	February 29, 2016	February 28, 2015
Risk-free interest rate	0.65%	0.60%
Expected life of options	3.9 years	3.8 years
Annualized volatility	64%	60%
Forfeiture rate	2.1% per year	0%
Dividend rate	0.00%	0.00%

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the six months ended February 29, 2016
(In thousands of United States Dollars unless otherwise noted)

8.	RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a)	During the six months ended February 29, 2016, $119 ($110 – February 28, 2015) was paid to independent directors for directors’ fees and services.

(b)

During the six months ended February 29, 2016, the Company accrued or received payments of $38 ($43 – February 28, 2015) from West Kirkland Mining Inc. (“West Kirkland”), a company with two directors in common, for administrative services. Amounts receivable at the end of the period include an amount of $15 ($36 – February 28, 2015) due from West Kirkland.

(c)

During the year ended August 31, 2015, the Company accrued or received payments from Nextraction Energy Corp. (“Nextraction”), a company with three directors in common, for administrative services. Amounts receivable at February 29, 2016 include an amount of $151 ($157 – August 31, 2015) due from Nextraction. Nextraction is currently going through a credit restructuring and non-conflicted directors of the Company will decide on the form of settlement with Nextraction. Nextraction is not incurring further indebtedness to the Company for services at this time.

(d)

During the period the Company entered into a loan facility agreement with its largest shareholder LMM. The loan was negotiated and entered into on an “arm’s length” basis at commercial terms. For full details on this transaction please refer to Note 6 above.

All amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment. These transactions are in the normal course of business and are measured at the estimated fair value, which is the consideration established and agreed to by the parties.

9.	CONTINGENCIES AND COMMITMENTS

The Company’s remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $1,601 to August 31, 2020.

The Company’s project operating subsidiary, Maseve, is party to a long term 40MVA electricity supply agreement with South African power utility, Eskom. In consideration Maseve is to pay connection fees and guarantees totaling R142 million ($9.00 million at November 30, 2015) to fiscal 2016 of which R95 million ($6.02 million at February 29, 2016), has been paid, leaving R47 million ($2.99 million) of the commitment outstanding. These fees are subject to possible change based on Eskom’s cost to install. Eskom’s schedule to deliver power is also subject to potential for change.

In November 2012, Maseve entered into a water supply agreement with Magalies Water, a body corporate constituted in terms of the provisions of the Water Services Act, 1997 (Act 108 of 1997). In terms of the agreement Maseve is required to contribute to the Pilansberg Water Scheme to the amount of R142 million ($9.00 million). Contributions to the scheme can be in the form of cash contributions or via infrastructural builds jointly managed by Maseve and Magalies. As at February 29, 2016, Maseve has contributed R90 million ($5.7 million) to the scheme, leaving R52 million ($3.27 million at February 29, 2016) of the commitment outstanding.

From period end the Company’s aggregate commitments are as follows:

	< 1	1 – 3	4 – 5	> 5	Total
	Year	Years	Years	Years

Lease obligations	$332	$1,111	$158	$-	$1,601

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the six months ended February 29, 2016
(In thousands of United States Dollars unless otherwise noted)

	< 1	1 – 3	4 – 5	> 5	Total
	Year	Years	Years	Years
ESKOM – power	2,993	-	-	-	2,993
Magalies water	3,274	-	-	-	3,274
Tailings & Surface Infrastructure	6,798	-	-	-	6,798
Mining equipment	3,355	-	-	-	3,355
Mining Development	6,721	-	-	-	6,721
Mining Indirect and Other	5,500	-	-	-	5,500
Sprott Loan Facility	10,415	34,775	-	-	45,190
Liberty Loan Facility	-	18,780	40,472	-	59,252
Totals	$39,388	$54,666	$40,630	$-	$134,684

The above contracts are subject to the following estimated break fees in the event of cancellation at February 29, 2016:

Concentrator, Tailings and surface infrastructure	$5,665
Mining Development	6,721
Magalies water	3,274
ESKOM	2,993
Mining equipment	2,609
Other	5,500
$26,762

Break fees are estimated by means of contractual notice periods, work in progress costs and normal costs associated with the unwinding and disestablishment of certain contractors.

10.	SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital:

Six months ended	February 29, 2016	February 28, 2015
Amounts receivable, prepaid expenses and other assets	$(1,091)	$67
Accounts payable and accrued liabilities	1,840	(2,452)
	$749	$(2,385)

11.	SEGMENTED REPORTING

The Company operates in one operating segment, that being exploration and development of mineral properties. Information presented on a geographic basis are as follows:

Assets

	February 29, 2016	August 31, 2015
Canada	$19,490	$35,091
South Africa	462,774	463,251
	$482,264	$498,342

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the six months ended February 29, 2016
(In thousands of United States Dollars unless otherwise noted)

Substantially all of the Company’s capital expenditures are made in South Africa.

Income (Loss) attributable to the shareholders of Platinum Group Metals Ltd.

Six months ended	February 29, 2016	February 28, 2015

Canada	$(2,085)	$3,734
South Africa	(444)	(4,004)
	$(2,529)	$(270)